SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. 1)

BEBE STORES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

075571109

(CUSIP Number of Class of Securities)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 075571109	Page 2 of 8

1)	Name Of Reporting Person
Prentice Capital Management, LP

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF	5)	Sole Voting Power:
SHARES
BENEFICIALLY		0
OWNED	6)	Shared Voting Power
BY EACH
REPORTING		440,931
PERSON WITH	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		440,931

9)	Aggregate Amount Beneficially Owned By Each Reporting Person : 440,931

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
5.47%*

12)	Type of Reporting Person (See Instructions) PN

* Beneficial ownership percentage is based upon 8,066,805 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Company”), issued and outstanding as of January 31, 2017, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016.

CUSIP NO. 075571109	Page 3 of 8

1)	Name Of Reporting Person
Prentice Capital Long/Short Equity Fund, LP

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF	5)	Sole Voting Power:
SHARES
BENEFICIALLY		0
OWNED	6)	Shared Voting Power
BY EACH
REPORTING		440,931
PERSON WITH	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		440,931

9)	Aggregate Amount Beneficially Owned By Each Reporting Person : 440,931

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
5.47%*

12)	Type of Reporting Person (See Instructions) PN

* Beneficial ownership percentage is based upon 8,066,805 shares of common stock, $0.001 par value per share, of the Company issued and outstanding as of January 31, 2017, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016.

CUSIP NO. 075571109	Page 4 of 8

1)	Name of Reporting Person (entities only)
Michael Zimmerman

2)	Check the Appropriate Box If a Member of a Group (See Instructions)
(a)
(b) ☒

3)	SEC USE ONLY

4)	Citizenship or Place of Organization: United States

NUMBER OF	5)	Sole Voting Power:
SHARES
BENEFICIALLY		0
OWNED	6)	Shared Voting Power
BY EACH
REPORTING		440,931
PERSON WITH	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		440,931

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 440,931

10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
5.47%*

12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 8,066,805 shares of common stock, $0.001 par value per share, of the Company issued and outstanding as of January 31, 2017, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016.

ITEM 1(a). Name of Issuer:

Bebe Stores, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

400 Valley Drive

Brisbane, CA 94005

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the shares (the “Shares”) of common stock of the Company reported in this Amendment No. 1 to the Schedule 13G (the “Amendment No. 1”)

(ii)	Prentice Capital Long/Short Equity Fund, LP is a Delaware limited partnership (“Prentice Long/Short”) and the owner of the Shares reported in this Amendment No. 1.

(iii)	Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of Prentice Long/Short, the entity that own the Shares reported in this Amendment No. 1.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 100 West Putnam Avenue-Slagle House, Greenwich, CT 06830.

ITEM 2(c). Citizenship:

Each of Prentice Capital Management and Prentice Long/Short is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP Number: 075571109

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Prentice Long/Short is the owner of the Shares reported in this Amendment No. 1. Prentice Capital Management serves as investment manager to Prentice Long/Short and, as such, has voting and dispositive authority over the Shares reported in this Amendment No. 1. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of Prentice Long/Short. As such, he may be deemed to control Prentice Capital Management and Prentice Long/Short and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment No. 1. Each of Prentice Capital Management and Michael Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment No. 1, except to the extent of his or its pecuniary interest.

(a)	Amount Beneficially Owned: 440,931 Shares

(b)	Percent of class: 5.47%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 440,931 Shares

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 440,931 Shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

See Item 4

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2017

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

PRENTICE CAPITAL LONG/SHORT EQUITY FUND, LP

By: Prentice Capital Management, LP, its Investment Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)